Exhibit 99.2

TO THE LIMITED PARTNERS OF DYNAGAS LNG PARTNERS LP
 OCTOBER 25, 2019

Enclosed is a Notice of the 2019 Annual Meeting (the “Meeting”) of limited partners (the “Limited Partners”) of Dynagas LNG Partners LP (the “Partnership”) which will be held at 97 Poseidonos Avenue and 2 Foivis Street, 166-74 Glyfada, Athens, Greece on November 26, 2019 at 4:00 p.m., local time.

At this Meeting, the Limited Partners will consider and vote upon the following proposals:
1.	To re-elect Alexios Rodopoulos as a Class II Director to serve for a three-year term until the 2022 Annual Meeting of Limited Partners (“Proposal One”);
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership’s independent auditors for the fiscal year ending December 31, 2019 (“Proposal Two”); and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes of the outstanding common units of the Partnership present in person or represented by proxy at the Meeting.  Adoption of Proposal Two requires the vote of a majority of the outstanding units of the Partnership entitled to vote in person or by proxy at the Meeting.
You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your units in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD MAILED HEREWITH, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.  ALL LIMITED PARTNERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING.  IN ADDITION, IF YOUR COMMON UNITS ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE UNITS AS OF THE CLOSE OF BUSINESS ON OCTOBER 21, 2019, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

Georgios Prokopiou
Chairman

23, Rue Basse, 98000 Monaco
Tel: +377 9999 6445 Email: Management@dynagaspartners.com Website: dynagaspartners.com

DYNAGAS LNG PARTNERS LP
NOTICE OF ANNUAL GENERAL MEETING OF LIMITED PARTNERS

NOTICE IS HEREBY given that the 2019 Annual Meeting (the “Meeting”) of the limited partners (the “Limited Partners”) of Dynagas LNG Partners LP (the “Partnership”) will be held at 97 Poseidonos Avenue and 2 Foivis Street, 166-74 Glyfada, Athens, Greece on Friday, November 26, 2019 at 4:00 p.m., local time. At the Meeting the Limited Partners will consider and vote upon the following proposals, which are more completely set forth in the accompanying Proxy Statement:
1.	To re-elect Alexios Rodopoulos as a Class II Director to serve for a three-year term until the 2022 Annual Meeting of Limited Partners (“Proposal One”);
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership’s independent auditors for the fiscal year ending December 31, 2019 (“Proposal Two”); and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The Board of Directors of the Partnership has fixed the close of business on October 21, 2019 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the Meeting or any adjournment thereof.
Pursuant to the Partnership’s Fourth Amended and Restated Agreement of Limited Partnership dated October 23, 2018, certain holders of the Partnership’s common units may be prohibited from voting all or a portion of their common units at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR COMMON UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD MAILED HEREWITH, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.  ALL LIMITED PARTNERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING.  IN ADDITION, IF YOUR COMMON UNITS ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE COMMON UNITS AS OF THE CLOSE OF BUSINESS ON OCTOBER 21, 2019, THE RECORD DATE OF THE MEETING.  THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

By Order of the Board of Directors

Georgios Prokopiou
Chairman

October 25, 2019
Monaco

DYNAGAS LNG PARTNERS INC.
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON NOVEMBER 26, 2019
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Dynagas LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), for use at the 2019 Annual Meeting  (the “Meeting”) of its limited partners (the “Limited Partners”) to be held at 97 Poseidonos Avenue and 2 Foivis Street, 166-74 Glyfada, Athens, Greece on November 26, 2019 at 4:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Limited Partners entitled to vote at the Meeting on or about October 25, 2019.
VOTING RIGHTS AND OUTSTANDING UNITS
On October 21, 2019 (the “Record Date”), the Partnership had outstanding 35,490,000 common units representing limited partnership interests (the “Common Units”), 35,526 general partner units, 3,000,000 Series A Cumulative Redeemable Preferred Units and 2,200,000 Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units.
Each Limited Partner of record at the close of business on the Record Date is entitled to one vote for each Common Unit then held. The holders of a majority of all of the Partnership’s outstanding units of the class, classes or series for which the Meeting has been called present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.
The Common Units are listed on the New York Stock Exchange under the symbol “DLNG.”
Pursuant to the Partnership’s Fourth Amended and Restated Agreement of Limited Partnership dated October 23, 2018 (the “Partnership Agreement”), certain holders of the Partnership’s Common Units may be prohibited from voting all or a portion of their Common Units at the Meeting.

REVOCABILITY OF PROXIES
A Limited Partner giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Partnership at the Partnership’s executive offices, 23, Rue Basse, 98000 Monaco, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF CLASS II DIRECTOR
In accordance with the Partnership Agreement, the Board consists of two directors appointed by the Partnership’s General Partner, Dynagas GP LLC (the “General Partner”) in its sole discretion (the “Appointed Directors”) and three directors elected by the holders of the Common Units (the “Elected Directors”). The Appointed Directors are Georgios Prokopiou and Tony Lauritzen, each holding office until his successor is duly appointed by the General Partner and qualified or until his earlier death, resignation or removal. The Elected Directors are divided into three classes and are elected to serve staggered three-year terms and until such director’s successor is duly elected and qualified, or until his earlier death, resignation or removal. The term of the Partnership’s Class II Director expires at the Meeting. Accordingly, the Board has nominated Alexios Rodopoulos, the current Class II Director, for re-election as Class II Director whose term would expire at the Partnership’s 2022 Annual General Meeting of Limited Partners.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Units authorized thereby FOR the election of the following nominee.  It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.
Nominee for Election to the Partnership’s Board
Information concerning the nominee for Class II Director of the Partnership is set forth below:
Name	Age	Position
Alexios Rodopoulos	71	Class II Director

Alexios Rodopoulos, Class II Director

Mr. Alexios Rodopoulos has served as one of our directors since the closing of our IPO in November 2013 and also serves as Chairman of our Audit Committee. Mr. Rodopoulos is an independent shipping business consultant, operating through his family-owned company, Rodofin Business Consultants Ltd. From 1999 until 2011, Mr. Rodopoulos served as the Head of Shipping (Piraeus) of Royal Bank of Scotland (RBS). Mr. Rodopoulos is a graduate of the Economic University of Athens, Greece.

Required Vote.  Adoption of Proposal One requires the affirmative vote of a plurality of the votes of the outstanding Common Units of the Partnership present in person or represented by proxy at the Meeting.
Pursuant to the Partnership Agreement, certain holders of the Partnership’s Common Units may be prohibited from voting all or a portion of their Common Units at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A (“Ernst & Young (Hellas)”) as the Partnership’s independent auditors for the fiscal year ending December 31, 2019.

Ernst & Young (Hellas) has advised the Partnership that the firm does not have any direct or indirect financial interest in the Partnership, nor has such firm had any such interest in connection with the Partnership during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Partnership’s Audit Committee.

Required Vote.  Adoption of Proposal Two requires the vote of a majority of the outstanding units of the Partnership entitled to vote in person or by proxy at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) AS INDEPENDENT AUDITORS OF THE PARTNERSHIP FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Partnership.  Solicitation will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, or personal contact.

ELECTRONIC DELIVERY

Documents related to the Meeting, including the Partnership’s latest annual report may be accessed on the Partnership’s website at: www.dynagaspartners.com.

For Limited Partners who hold their Common Units through a bank or brokerage account, instead of receiving future copies of these documents by mail, Limited Partners can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Partnership the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Georgios Prokopiou
Chairman

October 25, 2019
Monaco

DYNAGAS LNG PARTNERS LP
23 RUE BASSE
98000 MONACO

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E86363-P30371

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

DYNAGAS LNG PARTNERS LP

The Board of Directors recommends you vote FOR proposals 1 and 2.	**For**		**Withhold**
1. To elect Alexios Rodopoulos as a Class II Director to serve for a three-year term until the 2022 Annual Meeting of Limited Partners	☐		☐
	For	**Against**	**Abstain**
2. To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership's independent auditors for the fiscal year ending December 31, 2019	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

E86364-P30371

DYNAGAS LNG PARTNERS LP
Annual Meeting of Limited Partners
November 26, 2019 at 4:00 PM, local time
This proxy is solicited by the Board of Directors

The limited partners hereby appoint Michael Gregos and Tony Lauritzen, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the units of DYNAGAS LNG PARTNERS LP that the limited partners are entitled to vote at the 2019 Annual Meeting of Limited Partners to be held at 4:00 PM, local time on November 26, 2019, at 97 Poseidonos Avenue & 2 Foivis Street, 16674 Glyfada, Athens, Greece, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side